HLS SYSTEMS INTERNATIONAL, LTD

The Leading Integrated
Automation Control Systems
Company in China

March 2008

This presentation may containforward -lookingstatements within the meaning of the PrivateSecuritiesLitigationReform Act of 1995. Forwardlookingstatements are statements that are not historical facts. Such forward -lookingstatements, based upon the current beliefs and expectations of HLS' management, are subject to risks and uncertainties, which could cause actual results to differ from the forwardlookingstatements. The followingfactors,amongothers, could cause actual results to differ from those set forth in the forward -lookingstatements:businessconditions in China; continuedcompliance with governmentregulations;legislation or regulatoryenvironments,requirements or changes adverselyaffecting the businesses in which HLS is engaged;cessation or changes in governmentincentiveprograms: potential trade barriersaffectinginternationalexpansion;fluctuations in customerdemand;management of transitions to new markets;intensity of competition from or introduction of new and superiorproducts by other providers of automation and control systemtechnology; timing, approval and marketacceptance of new productintroductions; as well as other relevant risks detailed in HLS' filings with the Securities and ExchangeCommission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the informationcontained in this presentation or filings.
* All $ amounts in this presentation are in USD unlessotherwise noted

What HLS is..
  One of the leading and fastest growing automation control systems companies  in the  world;  ready  to  expand internationally
  The largest Chinese domestic developer and provider ofautomation technology
  The only Chinese domestic contractor qualified to design andproduce control systems for the Nuclear Power Industry
  One of only five Chinese companies qualified to design andproduce control systems for the Ministry of Rail in China
  The major domestic developer of automated control systemsfor the burgeoning subway industry in China

  HLS Systems International, Ltd. (OTCBB: HLSYF) is the result of thebusiness combination between Chardan North China Acquisition andHollySys in September 2007
  Shares Outstanding: 42 million
  Market Cap.: $323 million (share price as of Mar 27: $7.70)
  After excluding merger and other expenses associated with the transaction with Chardan North, HLS anticipates to achieve ComprehensiveIncome of $23 million for the calendar year ended December 31, 2007

As additionalconsideration, former shareholders of HollySys, on an all-or-none-basis each year, will be issued additional shares of common stock if HLS achievesrespective after-tax profits:
Year Ending	12/31	After-Tax Profit	Issued Shares

2008		$32,000,000	2,000,000
2009		$43,000,000	2,000,000
2010		$61,000,000	2,000,000
2011		$71,000,000	3,000,000

•HLS operates on a 6/30 fiscal year
•After-Tax Profit refers to ComprehensiveIncome and excludesexpensesrelated to merger with CNCA,namely the Notes Interest& Amortization of Discount

OTC: HLSYF
FinancialParameters

     Profitable and cash flow positive Poised for accelerating future growth
Increasing industrial automation in China

Market expanding nationally at >15%

Years of investment in know-how and IP ready to pay off

Nuclear

Rail

Subway and Light Rail

PLC

Motors and servos

New International contracts and initiatives

Potential acquisitions of synergistic competitors and/or vertical suppliers

OTC: HLSYF
Backlog and New Contracts

June	2006	$ 87	million
June	2007	$102	million
September 2007		$ 112.3	million
December 2007		$121.4	million

The currentbreakdown for backlog by segment:
  $47 million related to Industrial Automation & Control
  $72.4 million related to System Integration projects for Subway & Rail
  $2 million related to miscellaneous contracts
Subsequent & additional major contracts:
•	CTCS-2 class ATP On-board Train Control Systems	$20	Million
•	Nuclear Power Plant Control Systems for 6 reactors	$29	Million
	(being estimated amount of subcontracts from JV company)

OTC: HLSYF
Revenue and IncomeGrowth

* Excluding$6.4 million expense related to business combination with Charda n North China Acquisition Corp.

OTC: HLSYF
CompetitiveLandscape

HLS has been one of Top 3 automation control systemsproviders in China for the past 3 years (among ABB, Siemens,Emerson)
HLS Cost structure< 35% that of internationalcompetitors

HLS Quality equal to or higher than competitors
  BASF qualified HLS as approved vendor after extensive due diligence
  HLS adopts latest chip technology for every new products
  Platforms designed to integrate with other’s devices
  Open architecture permits quick turnaround

OTC: HLSYF
CompetitiveAdvantages

Impressive track record
•Success in market and close proximity to customers has created a long-term, loyal customer base in China
•Long term investment in industries with safety concerns just starting to pay off
•Tremendous barrier to entry

Integrated,efficient& scalableautomationsolutions
•The only fully integratedvendor based in China
•Designs with proprietarysoftware,manufactures,installs,services& maintains
Low cost production
•HLS offers price competitiveproducts over internationalcompetitors
•R&D only costs about 20% of that of internationalcompetitors

OTC: HLSYF
CompetitiveAdvantages

Technologybased
•Has 39 patents and 15 proprietarysoftwarelicenses
•Technology meets or exceeds that of its internationalcompetitors
•Technology is 3-5 years ahead of its Chinesedomesticcompetitors
High barriers to entry
•Competes in many highly regulatedindustries
•HLS is one of five approvedsuppliers to China's rail automationindustry
•HLS is only domesticproducer of automationcontrols for nuclear industry
HLS sets the standard
•HLS has set de facto automationstandards in a variety of industries includingnuclear and rail

OTC: HLSYF
AutomationControlMarket Size

Global
  Estimated to be $70 billion in 2008*
  Dominated by few large players
China

Estimated to grow over RMB 13.1 billion in 2008**

Factors spurring growth

China is no longer a low cost provider of manpower

Need to improve product quality to meet international standards

Forces manufacturers to automate

Booming economy fueling growth in Industrial Automation Control Systems for infrastructure enhancements

*ARC Advisory Group ** www.gongkong survey, DCS + PLC markets in 2008

OTC: HLSYF
GrowthSectors within China

TraditionalPower
•Power shortages in China (>15% disparitybetween supply and demand)
Petrochemical/Chemical
•190 new projects in China with industrialautomationportion of ~ $5.7B
Traditional Rail
•China currently has -6% of the world’s track but moves 25% of the world's cargo
Light Rail
•China will invest > $62.1 billion to construct at least 55 new subways or city rail systems in next 10 years
NuclearPower
•China has 8 new 1GW reactors under construction and 52 new 1GW reactors in planning stages

TraditionalPowerSegment
•CAGR historically>10%
•Already a >15% disparitybetween supply and demand
•Increasingefficiency yields more power in same plants with less pollution
•Huge sub-industriesemerging (e.g. automatedemission control devices )
Petrochemical and ChemicalMarkets
•CAGR historically 10% for petrochemical and 20% for chemical
•>190 new projects in China alreadyfunded
•Industrialautomationportionestimated to be >$5.7 billion
•Substantialmodernization of existing plants in order to improve efficiency and reducepollution

HLS is the leadingplayer in both traditional and light rail markets
•Controls speed, track changes,stoppages,distancebetween trains
•Very high barrier to entry / Safety is a major concern
•Work is awardedprimarily based on track record in China
Traditional Rail Market

China currently has 6% of the world’s track moving 25% of the world’s cargo

Shortage creates massive influx of new investment by central government

Over next 3 years China will add 6,000 miles of track and upgrade an additional 6,000 miles

Government will spend an additional $8.6 billion in signal and automation controls,from 2011-2015

Light Rail Markets

Government expects to invest >$62.1 billion to construct at least 55 newsubways or city rails over next 10 years

Covers 1,500 km in metropolitan areas such as Beijing, Shanghai, Guangzhou,Tianjin, etc.

HLS is the only Chinesesupplier of Nuclear Plant ControlSystems
•Information control center of power plant; monitors,controls and protectsequipment
•Providedsubassemblies for early nuclear power plants built in China
HLS has JV with China GuangdongNuclear Power Group
•Contract for 6 reactorsrecentlyawarded
Significantgrowthopportunities for HLS
China - Government will construct or plan to construct 60 new 1GW nuclear power reactors

From 2008 to 2014, HLS expected to have substantial revenue from new nuclear plants

Maintenance contracts will provide long term regular income

International — HLS will leverage its high-tech, low cost, proven system

Many new plants on the drawing board worldwide

Over 200 existing units under operation all need their automation systems upgraded

First Chinese -designed& manufactured large scale PLC product
Utilizes state-of-the-art technologies
The LK series mergesmodern PLC with advanced DCS
•Meets the requirements of system integrators worldwide for both continuous and discrete applications
Market in China estimates >$800M, and growing at 15% per year

Major profit contributor for most large international competitors
New PLC, when coupled with HLS state-of-the-art Servo Motors and Drive technologies, enables the creation of a New Automation and Drive (A & D) Business Unit
The A&D Unit will provide factory automationcustomers and systemintegrators with one-stop shopping
Integrated solutions using its own motors, servos, and controllers for any discrete control application

Textile machines, high level printers, packaging machines, assembly lines, robots, automated warehouses, etc.

A&D will begin producingsignificantrevenue in 2008
•Expect to generate over $60m in revenues with 35% -40% gross margin within next 5 years

OTC: HLSYF
InternationalExpansion

HLS has historicallyfocused on China
•In next 5 years, internationalexpansion will augment growth in China
•Present product portfolio well suited for international clients
Strategicpositioning
•HLS uses its low-cost/high -quality platform to win contractsagainstforeign suppliersworldwide
Westernmarketexpansion
•Currently have multipleprojects in India and South East Asia
•Recently set up new headquarters in Singapore with ex-GM of GE's SE Asia control systems unit
•Will partner with companies that have existingrelationships in the West
•BASF has chosen HLS as a preferred vendor
•In discussion with other large US and European -based companies

OTC: HLSYF
SeasonedSeniorManagement

Dr. Wang Changli - President& CEO
Pioneer in developingautomation and control technologies in China Over 17 years of experience in automation and controlsindustry Author of multiplepublications on automation and control technologies Vice chairman of China AutomationIndustryAssociation Ph.D. in Automation from LancasterUniversity in the UK

Qiao Li - Chairwoman
PreviouslyDirector of Hi-Tech enterprisedevelopmentdepartment of Beijing Hi-Tech Park Vice President of Beijing Hi-Tech VentureCapital from 1998-2003 Master’sdegree in BusinessAdministration,CapitalUniversity of Economics and Business
Dr. Wang Ben - CFO
Recently joins HLS as the CFO
Over 20 years of financial and business management experience
Held executive positions in various companies in the PRC, Hong Kong and the US M.A. in Economics and Ph.D. in International Finance from Northeastern University, Boston

Over 1,800 employees •1,400 are engineers 400 R&D engineers High employeeretention •In past 5 years, less than 10% of engineers have left HLS

Two major manufacturing and designcenters
•Beijing and Hangzhou
10 regional sales offices
•Engineering know-how at the sales level allows knowledge based early input into design process

OTC: HLSYF
InvestmentConclusions

LargestAutomation& ControlCompany in China
Track Record of Success
HighlyProfitable and Cash Flow Positive
Experienced& MotivatedManagement Team Poised for Growth
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